
LIQUOR
DEPOT

LIQUOR
BARN

SEC MAIL PROCESSING
RECEIVED
AUG 15 2007
WASH. D.C.
186
SECTION

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

August 13, 2007


07026115

Securities and Exchange Commis
100F Street, NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release – Liquor Stores Income Fund Second Quarter Results Conference Call, posted on August 10, 2007;
2. News release – Form 52-109F2, Certification of Interim Filings of the CEO, posted on August 13, 2007;
3. News release – Form 52-109F2, Certification of Interim Filings of the CFO, posted on August 13, 2007;
4. News release – Liquor Stores Income Fund Reports Distributable Cash up 8% in Second Quarter 2007, posted on August 13, 2007;
5. News release – Liquor Stores Income Fund Management Discussion and Analysis of Financial Condition and Results of Operation as of August 13, 2007, posted on August 13, 2007; and
6. News release – Liquor Stores Income Fund Interim Consolidated Financial Statements (unaudited) as of June 30, 2007, posted on August 13, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

dw 8/22

Suite #300, 10508 - 82 Avenue, Edmonton, Alberta T6E 2A4 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

Liquor Stores Income Fund

Second Quarter 2007 Results Conference Call

EDMONTON, Alberta – (CCN Matthews – August 10, 2007) - Liquor Stores Income Fund ("Liquor Stores") (TSX:"LIQ.UN") will conduct a conference call on August 13 2007, following the release of its financial results on August 13, 2007, for the second quarter ending June 30, 2007. The details of the conference call are as follows:

Date:	Monday, August 13, 2007
Time:	9:00 a.m. MST
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-641-6126
Toll-Free Access:	1-866-542-4236

An archived recording of the conference call will be available approximately one hour after the completion of the call until August 20, 2007, by dialling: 416-695-5800 or Toll-Free Access: 1-800-408-3053. The required Passcode is: 3231617. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 86.7% interest in Liquor Barn Limited Partnership. In aggregate, management estimates that the partnerships operate the largest number of private liquor stores in Canada both by the number of stores (currently 192 stores) and by revenue.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 8

Patrick de Grace
VP Finance &Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

Rick Crook
President & Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I, ***Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Ian Reynolds *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***June 30, 2007;***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 13th day of August 2007

[Signed] Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I, ***Patrick de Grace, Vice President Finance & Chief Financial Officer of Liquor Stores GP Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***June 30, 2007;***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 13th day of August 2007

[Signed] Pat de Grace
Vice President Finance and Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937


LIQUOR
DEPOT
LIQUOR
BARN

LIQUOR STORES INCOME FUND

FOR IMMEDIATE RELEASE

LIQUOR STORES INCOME FUND REPORTS
DISTRIBUTABLE CASH UP 8% IN SECOND QUARTER 2007

EDMONTON, ALBERTA, August 13, 2007 – Liquor Stores Income Fund ("Liquor Stores" or the "Fund") (TSX:LIQ.UN) today reported its second quarter 2007 results:

SECOND QUARTER 2007 FINANCIAL HIGHLIGHTS

- **Sales up from $52.2 million to $83.2 million; 59% over the second quarter of 2006.**
- **Operating margin up from $4.7 million to $5.9 million; a 25% increase over the second quarter of 2006.**
- **Same store sales up 2.4% for the second quarter of 2007 (3.4% for the six months ended June 30, 2007)**
- **Distributable cash per cent up 8% to $0.41 per unit**

Following the successful acquisition of Liquor Barn Income Fund ("Liquor Barn") in June 2007, the Fund had 188 stores as of June 30, 2007, compared with 86 stores as of June 30, 2006. One-time costs incurred for the rapid integration of point of sale system, and training of staff for the Liquor Barn stores caused the Fund to experience a slight reduction in operating margin to 8.59% from 8.95% for the second quarter of 2007 compared to the second quarter of 2006. For the first six months of 2007 operating margin as a percentage of sales increased to 7.68% from 7.28% for the same period in 2006. Operating margin for the second quarter was $7.2 million compared to 4.7 million for the same period in 2006. Same-store sales increased 2.4% for the second quarter of 2007 compared with a year earlier (3.4% for the first six months). For the full 2007 year, the Fund expects the same-stores sales increase to be in the range of 2% to 4%.

"We are very pleased to have completed the acquisition of Liquor Barn as it increased our store count by 81 units from 107 to 188" said Mr. Kipnes, Chief Executive officer of Liquor Stores GP Inc. "We have subsequently increased to 191 stores by making three additional acquisitions. Despite the costs associated with the Liquor Barn integration, second quarter distributable cash was $0.41 compared to $0.38 in the same period of 2006. For the first six months of 2007, distributable cash increased per unit increased to $0.63 from $0.53 for the first six months of 2006. We see further opportunity in the acquired stores to increase gross margins to a level comparable to those of the Fund's other stores."

Mr. Kipnes added, "Since the end of 2004 we have now nearly quadrupled in size measured by store count and we still see significant growth opportunities ahead, including commitments to develop and open more new stores during the remainder of 2007. We believe there will continue to be a consolidation trend in the industry, particularly in British Columbia, and that the Fund is well positioned with the capital and management capabilities to benefit from this trend."

LIQUOR STORES NON-CASH CHARGE FOR FUTURE INCOME TAX

The Fund reported a loss of $0.59 per unit (basic and diluted), compared to net earnings of $0.33 per unit (basic and diluted) in the second quarter of 2006. The loss for the second quarter primarily results from the effect of a one-time $12.5 million provision (a charge of $1.05 per basic unit) for future income taxes related to the enactment of Bill C – 52 including its provisions related to the taxation of income trusts effective December 31, 2010. The tax provision represents the change in tax rate from zero to 31.5% on temporary differences that are expected to reverse after 2010.

"The charge for future income taxes does not have any current impact on the distributable cash of the Fund or its cash flow as it is a non-cash charge" said Mr. Kipnes.

DISTRIBUTABLE CASH

Distributable cash for the second quarter of 2007 was $0.41 per unit, up from $0.38 per unit a year earlier. Distributions declared were $0.375 per unit, up 25% from $0.30 per unit a year earlier. For the six months ended June 30, 2007, distributable cash is up 19% to $0.63 per unit from $0.53 per unit for the same period in 2006. The liquor industry is subject to some seasonal variations, with higher sales in the second half of the year. As a result, distributable cash may be less than actual distributions early in the year but exceeds distributions in the later portion of the year.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 86.7% interest in Liquor Barn Limited Partnership. Management believes these partnerships comprise Canada's largest operator of private liquor stores by both number of stores sales revenue. The Fund currently operates 191 stores.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin has been derived by adding amortization of inventory fair value adjustments interest expense and amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

Operating margin, operating margin as a percentage of sales and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund, Liquor Stores Limited Partnership or Liquor Barn Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Second Quarter 2007 Management's Discussion and Analysis attached hereto.

The information contained in this press release, including the information set forth under "Risk Factors" in the Second Quarter 2007 Management's Discussion and Analysis, identifies additional factors that could affect the operating results and performance of the Fund, Liquor Stores Limited Partnership and Liquor Barn Limited Partnership.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA	Rick Crook
Chief Executive Officer	Chief Financial Officer	President & Chief Operating Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 8	(780) 917-4179	(780) 497-3271

File No. 82-34937


LIQUOR
DEPOT
LIQUOR
BARN
LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For Three and Six Month Periods Ended June 30, 2007
As of August 13, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements (the "Financial Statements") and accompanying notes of Liquor Stores Income Fund (the "Fund") for the three and six months ended June 30, 2007 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", "operating margin as a percentage of sales", "payout ratio" and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

This MD&A is dated August 13, 2007.

OVERVIEW OF THE FUND

The Fund's Business and Recent Developments

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its ownership of 75.6% Liquor Stores Limited Partnership ("Liquor Stores LP") and 86.7% of Liquor Barn Limited Partnership ("Liquor Barn LP"), the Fund operates 192 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and revenue.

On June 7, 2007, the Fund's offer to acquire all of the outstanding trust units of Liquor Barn Income Fund (the "Liquor Barn Fund") was accepted by the holders of approximately 81% of Liquor Barn Fund public trust units and by approximately 74% of its voting unitholders. In a transaction valued at approximately $217 million the Fund issued 6,817,533 trust units (the" Units") in exchange for a 76.0% interest in Liquor Barn LP and assumed the outstanding indebtedness of Liquor Barn Fund. The Fund has subsequently issued an additional 960,242 Units as the result of exchanges made by Liquor Barn LP exchangeable and subordinated unitholders to increase its ownership of Liquor Barn LP to 86.7%.

Liquor Barn LP Integration

The integration of Liquor Barn LP is proceeding as contemplated. Since the completion of the acquisition on June 8, 2007, the point of sales software of the 81 Liquor Barn LP stores acquired has been replaced by that used by Liquor Stores LP. Liquor Barn LP's head office and field supervisory staff have been integrated into Liquor Stores LP where needed and a cost reduction program has been successfully implemented. Liquor Barn LP's former head office has been sublet. Although much has been accomplished there is opportunity for further improvement including anticipated margin improvement from increased inventory purchases as limited time offers become available. We are also improving depth and breadth of selection in the stores. The benefits of these improvements are expected to be realized over the next several quarters.

Stores and Operations

During the three months ended June 30, 2007, the Fund also completed the acquisition of one retail liquor store in Edmonton, Alberta and acquired a 50% interest in one retail liquor store in Nanaimo, British Columbia. The Fund has commitments in place to date that will see four additional stores developed and opened in 2007 with several more currently under negotiation.

As at August 13, 2007, the Fund operates 191 retail liquor stores located as follows:

	Alberta			British Columbia			
	Edmonton[1]	Calgary[1]	Other[2]	Lower Mainland	Vancouver Island	Interior	Total
Number of Stores	72	46	43	12	11	7	191

Notes:

(1) References to Edmonton and Calgary are to stores located in or near those urban centres.

(2) Other communities served in Alberta include, by region, Northern (20), Southern (7), Central (12) and resort communities (4).

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. The Fund currently operates 160 liquor stores in Alberta where there are approximately 1,050 liquor stores. Management believes the Fund is the largest liquor store operator by both number of stores and revenue.

The Fund also operates 31 stores and 2 associated pubs in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Cash distributions have been made as follows from the inception of the Fund:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007	$0.12500	$1.500

Distributions declared during the three months ended June 30, 2007 were $6.4 million or $0.375 per Unit. In the second quarter of 2007, the Fund's expenses were higher than usual due to costs related to the integration of Liquor Barn LP. These costs include those to convert the point of sales systems in the 81 Liquor Barn stores and to train the staff and count inventory in these stores. As well, expenses were incurred to relocate the Fund's head office and shut down and re-let the Liquor Barn head office. Whereas there was no provision for long-term incentives plans in the second quarter of 2006, the Fund recorded a provision of $273,000 against distributable cash for the second quarter of 2007 for these plans. After taking into account these additional expenses and

the provision for long-term incentives plans, the weighted average distributable cash per Unit increased 8% from $0.38 for the second quareter of 2006 to $0.41for the second quarter of 2007 $0.41 for the second.

For the six months ended June 30, 2007 distributable cash was $0.63 compared to $0.53 for the same period in 2006, an increase of 19%.

The retail liquor industry is subject to some seasonal variations with approximately 40% of sales occurring in the first half of the year and 60% occurring in the second half. As a result, distributable cash will be less than actual distributions early in the year, but are expected to exceed distributions for the latter portion of the year.

Effect of Trust Tax Legislation

On June 12, 2007, Bill C – 52, including the provisions related to the taxation of income trusts (the "SIFT Rules"), was substantively enacted, received Royal Assent and became law on June 22, 2007. Pursuant to the SIFT Rules, commencing in 2011 earnings of the Fund distributed to unitholders will be subject to tax at a rate pf 31.5% (currently zero). Distributions to unitholders will be characterized as dividends, a change from their current treatment as ordinary income. For discussion of SIFT Rules and limitations on growth and expansion see "Capital Expenditures" below.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. The Fund continues to review the current and long-term implications of the SIFT Rules to unitholders of various alternatives with respect to claiming elective income tax deductions in the period 2007 to 2010. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable Cash

The Fund views distributable cash as an important supplementary measure to assist unitholders in evaluating the Fund's performance as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. When evaluating the cash available for distribution to unitholders the Fund takes into consideration the following factors:

Financing Strategy

The Fund has a history of financing its acquisitions, store development costs and betterments with the proceeds of the issuance of Units from treasury and financing its investment in inventory with bank indebtedness. When proceeds from the issuance of Units are received prior to being used to finance growth, bank indebtedness is temporarily repaid.

Maintenance of Productive Capacity

In order to maintain its productive capacity the Fund incurs expenses for routine maintenance and makes expenditures for the replacement of long lived assets. In the determination of distributable cash, provisions are made for anticipated replacements of long lived assets not yet recorded in the accounts of the Fund.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Inventory levels are also influenced by seasonal investments in inventory.

Long Term Incentive Plans

Funding for the Fund's long term incentive plans occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the incentive plans are recognized as awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit.

Distributable cash

The following table provides the calculation of the distributable cash of the Fund for the three and six months ended June 30, 2007 and 2006 and since inception:

	Three months ended June 30,		Six months ended June 30,		Since inception of the Fund
	2007	2006	2007	2006	
Cash provided by operating activities	$12,862,356	$2,822,858	$15,309,245	$3,859,755	$28,718,189
Net change in non-cash working capital	(5,854,829)	1,719,464	(5,137,575)	2,233,804	15,205,410
Incentive plan provisions	(273,000)	-	(546,000)	-	(1,546,000)
Provision for non-growth property and equipment	(373,620)	(69,811)	(506,961)	(177,824)	(1,879,013)
Distributable cash	$6,360,907	$4,472,511	$9,118,709	$5,915,735	$40,498,586
Weighted average units outstanding	15,612,138	11,929,451	14,554,816	11,275,581	
Distributable cash per weighted average Unit	$0.41	$0.38	$0.63	$0.53	
Distributions declared per unit	$0.38	$0.30	$0.73	$0.60	

Comparable GAAP Measures

Distributable cash is a Non-GAAP Measure. Adjustments and provisions related to non-growth property and equipment, incentives plans provisions and non-cash working capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

The GAAP measure comparable to distributable cash per unit is earnings (loss) per unit. Basic and diluted earnings (loss) per unit are as follows:

Basic earnings (loss) per unit	($0.59)	$0.33	($0.47)	$0.47
Diluted earnings (loss) per unit	($0.59)	$0.33	($0.47)	($0.45)

Similar to other Canadian income funds, the substantive enactment of Bill C – 52 has required a one-time, non-cash future tax expense of $12.5 million for the quarter and six months ended June 30, 2007. The future tax provision results in a reduction of $1.05 in basic earnings per unit for the second quarter:

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended June 30,		Six months ended June 30,		Since inception of the Fund
	2007	2006	2007	2006	
Purchase of property and equipment including business acquisitions	$1,479,497	$1,175,999	$1,929,066	$1,863,551	$23,928.500
Growth expenditures including amounts relating to developed and acquired stores	(1,105,877)	(1,106,188)	(1,422,105)	(1,685,727)	(22,325,041)
Purchase of non-growth property and equipment	373,620	69,811	506,961	177,824	1,603,459
Provision for further non-growth property and equipment expenditures	-	-	-	-	275,554
Total provision for non-growth property and equipment	373,620	69,811	506,961	177,824	1,879,013
Repairs and maintenance expense	154,343	50,454	267,087	121,694	830,514
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$527,963	$120,265	$774,048	$299,518	$2,709,527

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The liquor retail industry is subject to some seasonable variations with respect to sales. Sales are typically slowest early in the year and increase in the latter half with the highest sales occurring in the last quarter. In 2006, 17% of sales occurred in the first quarter, 24% in the second quarter, 27% in the third quarter and 32% in the last quarter.

The following table summarizes the operating results for the quarter and six months ended June 30, 2007 with comparative figures for 2006 including those of Liquor Barn LP since June 8, 2007:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Number of stores at June 30	188	86	188	86
Sales	$83,236,400	$52,215,489	$135,045,529	$90,236,213
Cost of sales, administrative, operating, and store acquisition and development expenses	(77,382,947)	(47,542,847)	(125,967,669)	(83,663,178)
Add back amortization of inventory fair value adjustment	1,300,000	-	1,300,000	-
Operating margin (1)	$7,153,453	$4,672,642	10,377,860	$6,573,035
Operating margin as a percentage of sales	8.59% (2)	8.95%	7.68%	7.28%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

(2) *In addition to its normal Operating Expenses, the Fund incurred expenses related to converting the point of sale systems in the 81 Liquor Barn LP stores, training of their staff, counting their inventory, and relocating the Fund's head office.*

Sales

Sales for the quarter ended June 30, 2007 increased by $31.0 million to $83.2 million from $52.2 million in 2006. For the six months ended June 30, 2007, sales increased by $44.8 million to $135.0 million from $90.2 million in 2006. These increases are primarily due to the increase in the number of stores operated to 188 at June 30, 2007 compared to 86 at June 30, 2006. The increases for the three and six months ended June 30, 2007 comprise the following:

- an increase in same store sales of $1.1 million or 2.4% to $47.8 million for the three months ended June 30, 2007 and an increase in same stores sales of $ 2.8 million or 3.4 % for the six months ended June 30, 2007;
- sales of the Liquor Barn LP stores since their acquisition on June 7, 2007 of $14.1 million;
- an increase of $11.8 million in sales to $14.8 million for the 30 stores acquired or opened in 2006, which are operating at June 30, 2007;
- sales of $18.0 million for the three months ended June 30, 2007 and of $19.1 million for the six months ended June 30, 2007 for stores acquired or opened in 2007 net of the sales of a store closed in 2007.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for three and six months ended June 30, 2007 increased to $77.3 million and $126.0 million, respectively, which is $29.8 million and $42.3 million higher than in 2006, respectively. These increases are consistent with the increase in number of stores being operated.

Operating expense includes the recognition of deferred unit-based compensation expense for the LTIP, the 2007 Incentive Plan and Deferred Share Unit Plan. During the three and six months ended June 30, 2007 respectively, the Fund recognized

compensation expense of $8,676 and $10,964 for the LTIP, $164,843 and $208,318 for the 2007 Incentive Plan and $34,069 and $92,703 for the Deferred Share Unit Plan.

Operating Expenses also include $1.3 million amortization of a $2.2 million inventory fair value adjustment recorded as part of the purchase price allocation pf the Liquor Barn acquisition. The remaining $0.9 million of the unamortized inventory fair value adjustment will be expensed in the three months ending September 30, 2007.

In addition to its normal Operating Expenses, the Fund incurred expenses related to converting the point of sale systems in the 81 Liquor Barn LP stores, training of their staff, counting their inventory, and relocating the Fund's head office.

Operating Margin

Operating margin (as defined under "Non-GAAP Measures") increased to $7.2 million for the three months ended June 30, 2007 from $4.7 million in 2006 and $10.5 million for the six months ended June 30, 2007 from $6.6 million for the same period in 2006. Operating margin as a percentage of sales was 8.59% for the three months ended June 30, 2007 compared to 8.95% for the same period last year and 7.68% for the six months ended June 30, 2007 compared to 7.28% for the same period in 2006. The decrease in the second quarter operating margin as a percentage of sales is primarily due to the costs associated with the Liquor Barn integration and head office moves which are not expected to recur.

Future Income Taxes *(a Non-cash Charge)*

Prior to substantive enactment of the SIFT Rules, income tax provisions were only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts had been nominal.

The Fund, in accordance with GAAP, follows the asset and liability method of accounting. With the substantive enactment of the SIFT Rules, the asset and liability method of accounting required that a one-time, non-cash provision of $12.5 million for future income tax be recorded during the second quarter. This provision relates principally to the difference between the value of intangible assets, property and equipment, and goodwill assigned at the time of acquisitions in the accounts of the Fund and their value for tax purposes.

Net Earnings (Loss) before Non-controlling Interest and Net Earnings (Loss) and Comprehensive Income (Loss)

The requirement to record a one-time non-cash future tax expense resulting from the substantive enactment of Bill C – 52 has lead to a loss before non-controlling interest for the three and six months ended June 30, 2007 of $8.5 million and $6.1 million, respectively, compare to earnings before non-controlling interest in the same period in 2006 of $4.0 million and $5.1 million.

The Fund experienced a loss and comprehensive loss for the three and six months ended June 30, 2007 of $7.0 million and $5.2 million, respectively, compare to net earnings and comprehensive income of $2.9 million and $3.6 million in the same periods ended June 30, 2006, respectively.

Condensed Quarterly Information

	2007		2006				2005	
	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30
Balance Sheet								
Cash and cash equivalents	$ 3,391	$ 1,715	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172
Total assets	417,075	188,311	187,097	173,736	165,812	141,511	140,806	127,114
Bank indebtedness	35,096	11,893	5,455	28,964	15,495	–	15,493	8,993
Total current liabilities	55,668	17,489	12,896	32,140	20,481	4,092	20,427	11,628
Long-term debt	500	–	–	2,500	7,500	–	11,352	7,359
Unitholders' equity	284,548	137,922	140,709	105,974	105,115	104,775	67,327	66,648
Non-controlling interest	67,111	32,900	33,496	33,120	32,716	32,643	41,700	41,471
Statement of Earnings								
Sales	83,236	51,809	71,010	60,751	52,215	38,021	50,686	41,434
Earnings before non-controlling interest	(8,465)	2,383	6,206	4,678	3,992	1,101	3,676	2,966
Net earnings for the period	(6,992)	1,767	4,627	3,332	2,871	684	2,202	1,764
Basic earnings per Unit	($0.59)	$0.17	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29
Diluted earnings per Unit	($0.59)	$0.17	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29
Distributable cash per Unit	$0.41	$0.21	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of August 13, 2007:

	Units
Fund Units	18,010,012
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
Liquor Barn LP Exchangeable & Subordinated LP Units (equivalent Fund Units)	1,197,549
	22,507,816

Note:
(1) *Includes 46,543 treasury Units*

The Liquor Stores and Liquor Barn Exchangeable and Subordinated LP Units represent a non-controlling interest in the Fund.

In the first six months of 2007, 1,425 Liquor Stores LP Exchangeable LP Units and 480,158 Liquor Barn Exchangeable LP units (on an equivalent Fund Units basis) were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $10.1 million. The Fund also issued 2,492 Units from treasury to the LTIP in this period.

The conditions related to the release of the Liquor Barn LP Subordinated LP Units from escrow were satisfied at the time of the Liquor Barn acquisition. Subsequent to June 30, 2007, 480,084 Liquor Barn LP Subordinated LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $5.1 million.

Credit Facilities

As of August 13, 2007, the Fund has credit facilities comprising a $90 million demand operating loan, a $30 million committed non-revolving capital loan, $4 million guarantee and $3.5 million EFT loan with a syndicate of Canadian chartered banks. The total of all credit facilities is $127.5 million.

At the time of its acquisition, Liquor Barn LP had a credit facility limited to a $35 million committed two year extendable revolving loan of which $24.1 million was being utilized. At that time, Liquor Barn LP was not in compliance with several of its covenants under the credit facility. Subsequent to June 30, 2007, the Fund repaid the amount owing under this credit facility and cancelled it.

As of August 10, 2007, total indebtedness under all credit facilities is approximately $44.1 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended June 30, 2007, the Fund acquired two store in addition to the 81 stores acquired in the Liquor Barn Fund transaction. Subsequent to June 30, 2007, three additionall stores were acquired or developed.

The Fund will continue to pursue acquisition opportunities and to open new stores.

The SIFT Rules provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the SIFT Rules could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a specified investment flow-through trust or partnership's ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the SIFT Rules. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization, including that of Liquor Barn Fund, as of the close of trading on October 31, 2006, having regard only to issued and outstanding publicly-traded units, was approximately $327 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $130 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $66 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $30 million). In 2007 and prior to its acquisition, Liquor Barn Fund issued subordinated convertible debentures and trust units aggregating $49. As a consequence the Fund could issue new units for proceeds $81 in the remainder of 2007 and remain within the "safe harbour" guidelines.

The Fund believes that while the application of the "safe harbour" guidelines are not a practical constraint on its ordinary growth prior to 2011, they could adversely affect the cost of raising capital and the Fund's ability to undertake more significant acquisitions. The long-term effect of the SIFT Rules on the Fund is yet to be determined. The Fund continues to review the impact of the SIFT Rules on its business strategy and to evaluate strategic alternatives that it could elect to pursue in response to the SIFT Rules. No assurance can be provided that the Fund will not undertake actions in the future that could cause the SIFT Rules to apply to it prior to 2011.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on an assumed outstanding debt balance of $55 million, a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $550,000 or $0.03 per Unit.

Contractual Obligations

The table below sets forth, as of March 31, 2007, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2008	2009	2010	2011	2012	2013 and thereafter
Operating leases	$12,044,884	$10,311,308	$8,734,795	$7,285,585	$6,006,083	$15,073,608
Total	$12,044,884	$10,311,308	$8,734,795	$7,285,585	$6,006,083	$15,073,608

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES ES IN ACCOUNTING POLICIES

Financial Instruments and Other Comprehensive Income

New accounting standards are in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges. As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

The following CICA handbook sections have an effective date of January 1, 2008 and their impact is being evaluated by the Fund:

Section 1535: Capital Disclosures

This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund implement this new standard which is effective January 1, 2008.

Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund will implement these new standards which are effective January 1, 2008.

Section 3031: Inventories

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts

receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the three and six months ended June 30, 2007, the Fund incurred professional fees of $71,662 and $161,079 respectively to a law firm of which a director of Liquor Stores GP Inc. (the "Liquor Stores GP"), a subsidiary of the Fund, is a partner. Rent paid to companies controlled by directors of the GP amounted to $18,967 and $40,001. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of developed stores of $4,832 and $15,506 (see note 7 to the Financial Statements).

The Fund entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent for this lease commenced July 1, 2007.

OUTLOOK

The Fund completed a strategic transaction valued at approximately $217 million to acquire the business of Liquor Barn LP. After the acquisition, management believes the Fund is the leading independent liquor retailer in Alberta and British Columbia with an estimated combined share of independent liquor store retail sales of over 16% in Alberta and British Columbia and approximately 19% of the Alberta market. The combined entity currently operates 191 liquor stores in Alberta and British Columbia with estimated annualized revenue on a go forward basis approaching $475 million for the existing stores.

The integration of Liquor Barn LP is proceeding as contemplated. Since the completion of the acquisition on June 8, 2007, the point of sales software of the 81 Liquor Barn LP stores acquired has been replaced by that used by Liquor Stores LP. Liquor Barn LP's head office and field supervisory staff have been integrated into Liquor Stores LP where needed and a cost reduction program has been successfully implemented. Liquor Barn LP's former head office has been sublet. Although much has been accomplished there is opportunity for further improvement including anticipated margin improvement from increased inventory purchases as limited time offers become available. We are also improving selection depth and breadth of inventory in the Liquor Barn stores. The benefits of these improvements are expected to be realized over the next several quarters.

With the Liquor Barn acquisition completed and the integration of the stores nearing completion the Fund has a strong platform for future growth. The Fund has commitments to develop and open a further four new built stores in 2007.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels; risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Barn LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP and Liquor Barn LP; restrictions on the potential growth of Liquor Stores LP and Liquor Barn LP as a consequence of the payment by Liquor Stores LP and Liquor Barn LP of a substantial amount of their respective operating cash flow; income tax related risks including the SIFT Rules; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Units, see "Risk Factors" detailed in the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization inventory fair value adjustments, amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

"Payout ratio" is calculated by dividing cash distributions declared by distributable cash.

Operating margin, operating margin as a percentage of sales, distributable cash and payout ratio are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales, distributable cash and payout ratio should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed or recent acquisitions and the benefits to be derived therefrom, budgets, litigation, projected costs and plans and objectives of or involving the Fund, Liquor Stores LP or Liquor Barn LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those

discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund, Liquor Stores LP and Liquor Barn LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

June 30, 2007
(expressed in Canadian dollars)

Liquor Stores Income Fund
Consolidated Balance Sheets (unaudited)

	June 30, 2007	December 31, 2006
Assets	$	$
Current assets		
Cash and cash equivalents	3,391,266	3,396,967
Accounts receivable	1,976,358	1,524,689
Inventory	68,336,866	49,702,563
Prepaid expenses and deposits (note 4)	1,873,386	1,158,617
	75,577,876	55,782,836
Pre-opening costs	788,741	818,823
Deposits on future acquisitions (note 4)	219,985	1,632,621
Property and equipment	38,627,324	23,040,537
Future income tax asset (note 5)	-	62,400
Intangible assets	37,228,550	806,044
Goodwill	259,960,656	104,953,874
	412,403,132	187,097,135
Liabilities		
Current liabilities		
Bank indebtedness (note 6 (a))	35,106,641	5,455,414
Accounts payable and accrued liabilities	16,214,513	5,365,478
Distributions payable to unitholders (note 13)	2,185,423	1,193,645
Distributions payable to non-controlling interest (note 13)	1,409,651	881,282
	54,916,228	12,895,819
Convertible debentures (note 6 (b))	561,600	-
Future income tax liability (note 5)	12,337,600	-
Non-controlling interest (note 10)	64,880,125	33,495,557
	132,695,553	46,391,376
Contingencies (notes 3 (d) and 11)		
Unitholders' Equity		
Fund Units (note 8)	291,968,133	139,708,519
Equity component of convertible debentures (note 6 (b))	140,400	-
Contributed surplus	219,282	-
Cumulative undistributed earnings (excess distributions)	(12,620,236)	997,240
	279,707,579	140,705,759
	412,403,132	187,097,135

Liquor Stores Income Fund

Consolidated Statements of Operations, Comprehensive Income and Cumulative Undistributed Earnings (unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Sales	83,236,400	52,215,489	135,045,529	90,236,213
Cost of sales, operating, administrative, acquisition and store development	77,382,945	47,542,847	125,965,267	83,663,178
Operating earnings before amortization	5,853,455	4,672,642	9,080,262	6,573,035
Amortization				
Property and equipment	1,061,799	466,766	1,629,778	882,808
Intangible assets	299,145	32,139	337,097	61,626
Pre-opening costs	178,132	55,282	304,685	98,357
	1,539,076	554,187	2,271,560	1,042,791
	4,314,379	4,118,455	6,808,702	5,530,244
Interest				
Interest expense on bank indebtedness	319,447	124,653	427,872	319,672
Interest expense on long-term debt	-	1,578	-	116,959
	319,447	126,231	427,872	436,631
Earnings before income tax and non-controlling interest	3,994,932	3,992,224	6,388,830	5,093,613
Future income tax	12,460,000	-	12,462,400	-
Earnings (loss) before non-controlling interest	(8,465,068)	3,992,224	(6,081,570)	5,093,613
Non-controlling interest (note 10)	1,473,360	(1,121,208)	856,394	(1,538,472)
Net earnings (loss) and comprehensive income (loss) for the period	(6,991,708)	2,871,016	(5,225,176)	3,555,141
Cumulative undistributed earnings (excess distributions), beginning of period	(896,683)	(1,078,455)	997,240	336,539
Distributions declared on Fund Units (note 13)	(4,731,845)	(2,586,192)	(8,392,300)	(4,685,311)
Cumulative undistributed earnings (excess distributions), end of period	(12,620,236)	(793,631)	(12,620,236)	(793,631)
Basic earnings (loss) per unit (note 12)	(0.59)	0.33	(0.47)	0.47
Fully diluted earnings (loss) per unit (note 12)	(0.59)	0.33	(0.47)	0.45

Liquor Stores Income Fund

Consolidated Statements of Cash Flows (unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net earnings (loss) and comprehensive income (loss) for the period	(6,991,708)	2,871,016	(5,225,176)	3,555,141
Items not affecting cash				
Amortization	1,539,076	554,187	2,271,560	1,042,791
Amortization of inventory fair value adjustment	1,300,000	-	1,300,000	
Other	-	17,292	-	(14,608)
Future income tax	12,460,000	-	12,462,400	-
Equity income	-	(21,381)	-	(28,237)
Non-controlling interest	(1,473,360)	1,121,208	(856,396)	1,538,472
Unit-based compensation	173,519	-	219,282	-
	7,007,527	4,542,322	10,171,670	6,093,559
Net change in non-cash working capital items	5,854,829	(1,719,464)	5,137,575	(2,233,804)
	12,862,356	2,822,858	15,309,245	3,859,755
Financing activities				
Net proceeds from the issuance of Units	-	-	-	30,549,000
Units acquired (note 9)	-	-	(949,986)	-
Increase (decrease) in bank indebtedness	(823,840)	15,494,691	5,613,598	2,039
Proceeds of long-term debt	-	7,500,000	-	7,500,000
Repayment of long-term debt	-	-	-	(11,352,466)
Distributions paid to unitholders	(3,819,633)	(2,586,192)	(7,400,522)	(4,376,823)
Distributions paid to non-controlling interest	(1,202,320)	(992,808)	(2,358,240)	(2,149,253)
Dividends paid to non-controlling interest by subsidiaries	(40,000)	-	(54,866)	-
	(5,885,793)	19,415,691	(5,150,016)	20,172,497
Investing activities				
Acquisition of Liquor Barn net of cash acquired(note 3(a))	(750,811)	-	(750,811)	-
Other business acquisitions (note 3(b))	(2,699,604)	(10,041,874)	(6,893,360)	(10,041,874)
Additional goodwill acquired (note 3(b))	(146,247)	-	(206,755)	-
Deposits on future acquisitions	829,844	(13,485,688)	729,844	(13,485,688)
Purchase of property and equipment	(1,350,261)	(1,175,999)	(1,799,830)	(1,863,551)
Purchase of intangibles	(969,415)	-	(969,415)	-
Pre-opening costs	(213,752)	(171,101)	(274,603)	(365,291)
Repayment from (investment in) equity investee	-	(23,410)	-	(47,550)
	(5,300,246)	(24,898,072)	(10,164,930)	(25,803,954)
Increase (decrease) in cash and cash equivalents	1,676,317	(2,659,523)	(5,701)	(1,771,702)
Cash and cash equivalents balance, beginning of period	1,714,949	2,935,221	3,396,967	2,047,400
Cash and cash equivalents balance, end of period	3,391,266	275,698	3,391,266	275,698

Supplemental disclosure of cash flow information (note 14)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at June 30, 2007, the Fund operated 160 (June 30, 2006 – 80) retail liquor stores in Alberta and 28 (June 30, 2006 - 6) retail liquor stores in British Columbia. Of these stores, 177 (June 30, 2006 – 81) were acquired by the Fund and 11 (June 30, 2006 - 5) were developed by the Fund.

2 Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

Accounting Policies Adopted in 2007

(a) On June 12, 2007, Bill C-52 to amend the *Income Tax Act-Canada*, including its provisions related to the taxation of income trusts, was substantively enacted. Accordingly, the Fund, as a trust, has applied the asset and liability method of accounting for future income tax and provided $12.4 million for future income tax.

(b) Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges.

As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income. The Fund does not use hedge accounting.

Accounting Standards Issued but Not Yet Effective

(a) Section 1535: Capital Disclosures

This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund will implement this new standard effective January 1, 2008.

(b) Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund is presently will implement these new standards effective January 1, 2008.

(c) Section 3031: Inventories

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

3 Business acquisitions

During the quarter ended June 30, 2007, the Fund completed the acquisition of 83 retail liquor store businesses comprising 81 Liquor Barn retail locations and other acquisition of independently owned retail locations as discussed below. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisitions have been made.

(a) Acquisition of Liquor Barn Income Fund ("Liquor Barn")

On June 8, 2007, the Fund completed the acquisition of all issued and outstanding units of Liquor Barn. The operating results of Liquor Barn are included in the combined results of the Fund from June 8, 2007. The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	$
Purchase price:	
Issue of Fund Units	143,100,017
Liquor Barn non-controlling interest	45,292,018
Transaction costs payable	2,975,171
Transaction costs paid	1,255,860
	192,623,066
Net assets acquired:	
Working capital (including cash of $505,049)	17,424,784
Property and equipment	14,306,066
Intangible assets	31,837,000
Goodwill	153,846,112
Bank indebtedness assumed	(24,088,896)
Assumption of convertible debentures	(702,000)
	191,623,067

The Fund issued 6,817,533 Units with an assigned value of $20.99 per Unit.
Of the goodwill acquired, $76,669,284 is not deductible for tax purposes.

(b) Other Acquisitions

The operating results of the acquisitions are included in the results of the Fund from the acquisition date. The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	Three months ended March 31, 2007	**Three months ended June 30, 2007**	**Six months ended June 30, 2007**
	$	$	$
Purchase price	4,493,756	3,966,781	8,460,537
Net assets acquired:			
Working capital	992,456	706,163	1,698,619
Property and equipment	526,898	443,530	970,428
Intangible assets	-	2,274,838	2,274,838
Goodwill	2,974,402	542,250	3,516,652
	4,493,756	3,966,781	8,460,537

Of the goodwill purchased in during the six months ended June 30, 2007, $383,183 is not deductible for tax purposes.

(c) During the period, $2,623,515 of goodwill related to prior period acquisitions was reclassified to licenses in intangible assets. In the second quarter, there were adjustments to goodwill for prior period acquisitions of $206,755 relating to contingent payments and transaction costs (quarter ended - March 31, 2007 - $60,508).

(d) Contingent consideration

For three agreements entered into in 2005 for the purchase of certain retail liquor stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain sales thresholds are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next five years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date.

For an agreement entered into in the three months ended March 31, 2007 for the purchase of a certain retail liquor store, the Fund may be required to make a contingent payment of $65,000 provided that a certain sales threshold is achieved.

Six store purchase agreements entered into by Liquor Barn prior to its acquisition include provisions for the payment of contingent consideration based upon target performance based on sales, earnings before interest, taxes and amortization or other measures of cash flow. The maximum consideration that may be payable under the terms of these agreements is $4,746,844.

Given the uncertainty with respect to the amount and timing of such payments, no amounts were recorded with respect to this contingent consideration at the time of the respective acquisitions. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable.

For an agreement entered into in the three months ended June 30, 2007 for a 50% interest in a retail liquor store, a put option exists which may require the Fund to purchase all remaining assets of the business not earlier than one year following the date of acquisition.

4 Deposits on future acquisitions

At June 30, 2007 the Fund had tendered deposits for future acquisitions of three retail liquor stores in the amount of $219,985 (December 31, 2006 – $1,632,621). Related to these acquisitions are deposits for inventory and working capital in the amount of $307,208 which are included in prepaid expenses and deposits at June 30, 2007 (December 31, 2006 - $306,252). During the three months ended June 30, 2007 the Fund applied future business acquisitions deposits of $382,792 to the purchase of two retail liquor stores. The Fund also received a refund of deposits in the amount of $899,829 and related working capital of $239,082 related to a business acquisition the Fund is no longer pursuing. Additional deposits totalling $169,985 were made during the period.

5 Future income taxes

Prior to June 12, 2007, the Fund provided for current and future income taxes only for its incorporated subsidiaries. On June 12, 2007, Bill C-52, including provisions related to the taxation of income trusts commencing January 1, 2011 (or sooner in certain circumstances), was substantively enacted. As a consequence, Canadian income trusts are required, commencing with their interim periods ending June 30, 2007, to provide for future income taxes arising from those temporary tax differences expected to reverse after January 1, 2011. The rate applicable to the determination of these taxes is 31.5%.

Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax basis of existing assets and liabilities as follows:

	June 30, 2007 $	December 31, 2006 $
Future income tax liabilities:		
Intangible assets	5,277,382	-
Property and equipment	3,924,833	27,832
Goodwill	3,258,631	21,756
Pre-opening costs	35,828	37,194
	12,496,674	87,502
Future income tax assets:		
Deferred lease inducements	21,545	12,373
Non-capital losses	137,529	137,529
	159,074	149,902
	12,337,600	62,400

Future income taxes are not recorded on $115,673,125 of non-deductible goodwill.

6 Bank indebtedness and long-term debt

(a) Bank indebtedness and long-term debt

At June 30, 2007, the Fund's subsidiary, Liquor Stores LP, had an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at June 30, 2007, the bank indebtedness rate of interest was 6.25% (December 31, 2006 – 6.0%) and $11,050,399 (December 31, 2006 - $7,532,285) was drawn on the operating line, offset by outstanding cheques and deposits of $2,154,975 (December 31, 2006 - $2,076,871).

Also at June 30, 2007, the Fund's subsidiary, Liquor Barn LP, had indebtedness of $26,357,972 outstanding, offset by cheques and deposits of $157,288, under its credit facility. At the time of its acquisition Liquor Barn LP was not in compliance with a number of covenants under the term of its credit facility agreement. Subsequent to June 30, 2007, the Liquor Barn LP credit facility was repaid and the facility was cancelled. The repayment was funded by a draw on the Liquor Stores LP credit facility.

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of June 30, 2007 the effective long-term debt rate of interest was 6.25% (December 31, 2006 – 6.25%). There was no long-term debt outstanding at June 30, 2007 or December 31, 2006.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

On August 7, 2007, the Fund entered into a new credit facility agreement with a syndicate of Canadian chartered banks (see note 17).

(b) Convertible Debentures

The Fund assumed 8% unsecured subordinated convertible debentures (the "Debentures") maturing December 31, 2011 with a fair value of $702,000 when it acquired Liquor Barn. The fair value of the conversion feature at the time of the acquisition was $140,400 and this amount is presented as a component of equity.

The Debentures have a principal amount of $500,000 and are convertible into Units of the Fund at the option of the holder at a conversion price of $15.09 per Unit. Interest on the Debentures is payable on June 30 and December 31 of each year.

The Debentures are not redeemable before December 31, 2009 (the "First Call Date"). On and after the First Call Date and prior to December 31, 2010, the Debentures can be redeemable in whole or in part from time to time, at the Fund's option, at par plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the Toronto Stock Exchange during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On and after December 31, 2010, the Debentures will be redeemable at the Fund's option at any time at par plus accrued and unpaid interest.

Upon the occurrence of a change of control involving the acquisition of voting control or direction over 66-2/3% or more of the Units of the Fund, the Fund will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Fund will have the right at any time to purchase the Debentures in the market (if possible), by tender, or by private contract.

7 Related party transactions

A director of a subsidiary of the Fund is a partner in a law firm to which, during the three month and six month periods ended June 30, 2007, the Fund incurred professional fees of $71,662 and $161,079 respectively. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $18,967 and $40,001 respectively. Further, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $4,832 and $15,506 respectively. This arrangement ended during the period. The Fund entered into a lease for new office premises with payments beginning June 1, 2007 with a company associated with the Chief Executive Officer. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent under this lease commences July 1, 2007. These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $8,587 (December 31, 2006 - $4,307) relating to these transactions.

8 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2006	10,228,320	10,271,305	139,708,519
Issued for Exchangeable Liquor Stores LP Units	1,425	-	14,231
Units issued on March 9, 2007	2,492	-	50,014
Issued June 8, 2007 for the Liquor Barn acquisition	6,817,533	-	143,100,017
Issued for Exchangeable Liquor Barn LP Units	480,158	-	10,095,352
Treasury Units	(46,543)	-	(1,000,000)
Balance – June 30 ,2007	17,483,385	10,271,305	291,968,133

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Consideration for units issued on exchange of Liquor Stores and Liquor Barn LP Exchangeable LP Units during the three months ended March 31, 2007 was recorded at the carrying amount of the Liquor Stores LP and Liquor Barn Exchangeable LP Units in accordance with EIC-151.

Treasury Units represent unvested Units held in the LTIP (note 9 (a)) and the 2007 Incentive Plan (note 9 (c)).

9 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The monthly cash distributions received by the Plan will be remitted to the participant when the Units become vested.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	**Participation rate**
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The following table summarizes the status of the Plan:

	Three and six months ended June 30	
	2007	2006
	#	#
Unvested Units, beginning of period	492	-
Granted	2,492	-
Vested Units transferred to participants	(292)	-
Unvested Units, end of period	2,692	-

On March 9, 2007, 2,492 Units were granted and issued from treasury at a price of $20.07 per Unit for a total cost of $50,014. The compensation expense will be recognized over the vesting period of three years. Compensation expense for the three and six months ended June 30, 2007 was $8,676 and $10,964 respectively (June 30, 2006 - $ nil).

b) Trustee and director deferred unit plan

The Fund maintains a deferred share unit plan (the "DSU Plan") to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of a maximum of 50% of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each balance sheet date. Awards accruing to DSU Plan participants for the three and six months ended June 30, 2007 totalled $34,069 and $92,703 respectively (2006 - $ nil), which were recorded as compensation expense in the period. As at June 30, 2007 participants have accumulated an entitlement to the equivalent cash value of 9,412 Units under the DSU Plan (December 31, 2006 – 5,183).

c) 2007 Incentive Plan

A special one-time discretionary compensation plan (the "2007 Plan") was implemented in the first quarter of 2007 in order to retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees. The Units will vest over a three-year period from the March 7, 2007 grant date to January 7, 2010. The monthly cash distributions received by the 2007 Plan will be remitted to the participant when the Units become vested.

The following table summarizes the status of the 2007 Plan:

	Six months ended June 30	
	2007	2006
	#	#
Unvested Units, beginning of period	-	-
Granted	43,851	-
Vested Units transferred to participants	-	-
Unvested Units, end of period	43,851	-

$950,000 was granted effective March 7, 2007 to purchase Units under the 2007 Plan. In total, 43,851 Units were purchased in the open market at an average price of $21.66 per Unit. The $950,000 compensation expense will be recognized over the vesting period of three years. Compensation expense of $164,843 and $208,318 respectively was recorded for the three and six months ended June 30, 2007 (June 30, 2006 - $ nil).

10 Non-controlling Interest

Exchangeable and Subordinated Unitholders

	Exchangeable LP Units #	Subordinated LP Units #	Total #
Liquor Stores Limited Partnership			
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Exchanged for Fund units	(1,425)	-	(1,425)
Balance – June 30, 2007	1,175,255	2,125,000	3,300,255
Fund Special Voting Units – June 30, 2007	1,175,255	2,125,000	3,300,255
	$	$	$
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Earnings	127,621	230,765	358,386
Exchanged for Fund Units	(14,231)	-	(14,231)
Distributions declared (note 13)	(862,266)	(1,558,475)	(2,420,741)
Balance – June 30, 2007	11,016,064	20,140,610	31,271,534
	#	#	#
Liquor Barn Limited Partnership			
On an equivalent Fund Unit basis			
Balance – June 8, 2007	1,027,651	1,130,139	2,157,790
Exchanged for Fund Units	(480,158)	-	(480,158)
Balance – June 30, 2007	547,593	1,130,139	1,677,632
	$	$	$
Balance – June 8, 2007	21,559,001	23,733,017	45,292,018
Earnings	(428,921)	(885,175)	(1,314,097)
Exchanged for Fund Units	(10,095,352)	-	(10,095,352)
Distributions declared (note 13)	(68,437)	(397,432)	(465,869)
	10,966,291	22,450,410	33,416,700
Subsidiaries			
Balance - December 31, 2006			147,441
Earnings			99,317
Dividends paid			(54,867)
Balance – June 30, 2007			191,891
Total			64,880,125

11 Contingencies

On May 3, 2007 a claim of approximately $1.5 million against Liquor Barn LP alleging breaches of contract related to the acquisition agreement was filed by one of the vendors from the Liquor Barn IPO transaction. On May 18, 2007, Liquor Barn LP filed a statement of defence. The Fund has accrued $227,641 in respect of this claim.

On January 9, 2007, the Fund filed a Statement of Claim in the amount of $4,500,000 against Branch of the Willow et al for damages relating to breach of the terms of agreement, breach of non-competition agreements, breach of good faith and failure to act upon their express and implied obligations. On May 16, 2007, Branch of the Willow et al filed a statement of defence. No amounts are recorded in the accounts of the Fund with respect to this claim.

The outcomes of all of the claims are uncertain. The settlement of any of these claims in amounts different than those accrued in the Fund's accounts will be accounted for in the period of resolution.

12 Earnings (loss) per Unit

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Net Earnings (loss) (numerator utilized in basic Earnings per Unit)	(6,991,708)	2,871,016	(5,225,176)	3,555,141
Non-controlling interest	1,473,845	(1,121,208)	856,396	(1,538,472)
Earnings (loss) (numerator utilized in diluted Earnings per Unit)	(8,465,068)	3,992,224	(6,081,572)	5,093,613
	#	#	#	#
Units outstanding, beginning of period	10,223,600	8,620,642	10,228,320	6,179,683
Weighted average of Units issued less treasury Units acquired	1,664,022	972	813,030	1,452,774
Denominator utilized in basic earnings per unit	11,887,624	8,621,614	11,041,351	7,632,457
Exchangeable and Subordinated Units	3,724,513	3,308,386	3,513,464	3,648,654
Denominator utilized in diluted earnings per unit	15,612,137	11,929,450	14,554,815	11,281,111
Earnings (loss) per Unit – Basic	($0.59)	$0.33	($0.47)	$0.47
Earnings (loss) per Unit – Fully Diluted	($0.59)	$0.33	(0.45)	$0.45

13 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.375 (2006 - $0.30) per Unit for each of Fund Units, Liquor Stores Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the three months ended June 30, 2007.

		Fund Units		Liquor Stores Exchangeable LP Units and Subordinated LP Units		Liquor Barn Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 15, 2007	February 15, 2007	1,193,622	1,193,622	137,319	137,319	-	-	1,330,941	1,330,941
February 15, 2007	March 15, 2007	1,193,622	1,193,622	137,319	137,319	-	-	1,330,941	1,330,941
March 15, 2007	April 13, 2007	1,273,211	1,273,211	908,507	908,507	-	-	2,181,718	2,181,718
April 13, 2007	May 15, 2007	1,273,211	1,273,211	146,907	146,907	-	-	1,420,118	1,420,118
May 15, 2007	June 15, 2007	1,273,211	1,273,211	146,907	146,907	-	-	1,420,118	1,420,118
June 15, 2007		2,185,423		943,782		465,869	-	3,595,074	-
		8,392,300	6,206,877	2,420,741	1,476,959	465,869	-	11,278,910	7,683,836

14 Supplemental disclosure of cash flow information

	For the three months ended June 30 2007 $	2006 $	For the six months ended June 30 2007 $	2006 $
Interest paid	319,447	126,231	427,872	436,631
Income taxes paid	64,254	-	64,532	-

15 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

16 Seasonal nature of the business

The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense and amortization remain relatively steady throughout the year.

17 Subsequent events

Subsequent to June 30, 2007, the fund acquired one retail liquor store at an approximate cost, excluding inventory, of $750,000.

On August 7, 2007, the Fund entered into a new credit facility agreement with a syndicate of Canadian chartered banks. The credit available under the this facility comprises a $90 million demand operating loan, a $30 million committed non-revolving capital loan, a $4 million guarantee and a $3.5 million to facilitate electronic payments. The total of all credit available under these facilities is $127.5 million.

The terms and conditions of the new facilities are substantially the same as under the previous agreement. The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and Liquor Barn LP, subsidiaries of the Fund, and also by a floating charge over all of Liquor Stores LP's and Liquor Barn LP's present and after acquired real property and an assignment of partnerships' insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

END